SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2948	jkaufman@stblaw.com
April 15, 2005
    Re:
    KKR Financial Corp.
    Registration Statement on Form S-11

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of KKR Financial Corp., a corporation organized under the laws of Maryland (the "Company"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, the Registration Statement on Form S-11 relating to the Company's proposed initial public offering of its common stock.

        The filing fee in the amount of $94,160 has been deposited by wire transfer of same-day funds in the Securities and Exchange Commission's account.

        Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2948; fax: 212-455-2502) or Andrew Sossen (phone: 212-455-7279; fax: 212-455-2502).

Best regards,
/s/ JOSEPH H. KAUFMAN, ESQ.
Joseph H. Kaufman, Esq.

Attachment
cc: Barbara McKee